Spherix Incorporated

One Rockefeller Plaza, 11th Floor

New York, NY 10020

July 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff N. Kauten

Re:	Spherix Incorporated
Registration Statement on Form S-1
Filed May 24, 2017, as amended
File No. 333-218216

 Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spherix Incorporated (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EDT on Monday, July 17, 2017, or as soon as thereafter practicable. Please direct any questions regarding the foregoing to the undersigned at (703) 992-9325 or to Sarah Williams of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Anthony Hayes

Anthony Hayes

Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Sheppard, Mullin, Richter & Hampton LLP